UPLOADED ONTO www.sec.gov

EDGAR File No.: 10457

SEC CIK # 0001579586

DECEMBER 5, 2016

JOBS ACT / REGULATION A


FINDER'S SALES COVER AGREEMENT

FINGER LAKES REGION RURAL BROADBAND COMPANY, INC.

By and between:

Tony Ramos, Issuer's Representative
FINGER LAKES REGION RURAL
BROADBAND COMPANY, INC., Issuing Company
1050 Connecticut Ave., NW
Suite 500
Washington, DC 20036
202-236-3427
www.urbroadband.com
tramos@urbroadband.com

and

Tom  Taylor Vice-President / APM
IPMA APM
tom@ipmaapm.org.uk
Tel: 872 614-3231 ex.3001



















IN CONSIDERATION OF, and as a condition of the parties entering into this Finder's Cover Sales Agreement ("Agreement"), and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:


I. Preamble

This Agreement is made pursuant to the rules and regulations as set forth at:
https://drive.google.com/file/d/0BxfFvX3PZFjzZTFpeUpTTEhUWjA/view?usp=sh aring The link shown above provides the text of the rules that govern this Agreement, such rules otherwise bearing the title: Amendments for Small and Additional Issues Exemptions Under the Securities Act (Regulation A).

As set forth in the said rules, this is a material contract, as defined here, and therefore, will be filed as an exhibit to the amended offering circular, and the amended Form 1-A that registers the finder.

This Agreement, is made in compliance with said rules, and subject to any exceptions, and further subject to the omission of any items which are permitted to be omitted by the said rules, where such omitted items may be included in any supplemental agreement by and between the parties.

This Agreement, with electronic signatures will, therefore, be uploaded as an Exhibit to the existing and qualified Form 1-A, bearing SEC file number: 10457.




















II. The parties

This Agreement is made and entered into by and between:

This Issuer, Finger Lakes Region Rural Broadband Company, Inc.
(hereinafter, FLR,), and Tom Taylor.


III. Type of Agreement

An Agreement in which the finder will be paid an agreed-upon fee by FLR for any sales lead that results in FLR, or any appointed underwriter, broker, or dealer consummating a sale, collecting the shares price, and transferring the net proceeds to FLR.

The plan of distribution is for FLR to cause the securities to land directly in the hands of the investor, but only after passing through a broker/dealer, except in the case of an underwriter contract, in which case the underwriter will cause the shares to land in the hands of the investor.


IV. Finder's Fee for Sales Leads Passed Directly to Issuer

A.Finder's Fee

The finder's fee will be 1.2 % of the total value of sales by FLR to the investor referred by the finder. In the case that a sales lead provided by the finder is for an investor that has already purchased FLR's shares, the finder must provide evidence in the form of an invoice to FLR within three (3) working days.

A sales lead will contain contact information of potential investors who have expressed to FLR an interest in purchasing shares of FLR, and emailed to the email address identified below in Section X.















B. Payments

Finder's fees apply to the total value of purchases by the investor for a period twelve months from the date of the investor's referral and subsequent first purchase. Within 15 days of receiving a payment from the client, FLR will forward the finder's fee to the finder.


V. Amendment of Item 4 of electronic Form 1-A

Upon signing this Agreement, FLR will, immediately amend Item 4 of Form 1-A, to reflect the terms contained herein, and to otherwise make Item 4 current as to the finder.

To the extent, however, that electronic Form
1-A cannot be so amended so as to include all necessary information, in the event of other seller information being contained therein, then FLR will amend the offering circular, including the table of contents, to reflect the information that is required for compliance with Item 4 as to the finder.


VI. Amendment of offering circular cover page.

Upon the parties to this Agreement signing same, the Issuer will amend the cover page of the offering circular in a manner that is consistent with the rules as contained in the Federal Register.


VII. Delivery - Access equals delivery

The parties to this Agreement will exercise the right to the 'access equals delivery rule.'

Thus, the parties agree that, inasmuch as all offering documents are already posted on EDGAR, and inasmuch as the file number and CIK number of the offering documents appear on this Agreement, any investor or potential investor may access all such documents on EDGAR.












Further, the parties agree that, in accordance with amended Rule
251(d)(2)(ii) of existing Regulation A, the finder may also rely on the provisions of the 'access equals delivery' rule.

Finally, the link to the entire offering file is posted on FLR's website at www.urbroadband.com. Such link will direct any interested persons directly to the file number for this offering, which is: 10457 and the CIK number for this offering, which is: 0001579586.


VIII. Fees

To the extent necessary to comply with Item 4 of electronic Form 1-A the parties will insert applicable information:

Anticipated fees in connection with this offering and names of service providers:

Name of Service Provider: Tom Taylor

Finder's Fees: 1.2%

Estimated net proceeds to the issuer: $6 million minus all sellers fees.

	To the extent, however, that the completion of this section of Item 4 of the online Form 1-A will make any section incomplete, FLR will amend the offering circular document, note such section in the table of contents, and upload such amended offering circular to EDGAR file.


IX. Other Agreements and Merger Clause

The parties have read this Agreement and agree to be bound by its terms, and further agree that it constitutes the complete and entire agreement of the parties and supersedes all previous communications, oral or written, and all other communications between them relating to this Agreement and to the subject thereof.













No representations or statements of any kind made by either party, which are not expressly stated herein, shall be binding on such party, subject to the following: to the extent that any other terms and conditions by and between the parties may better serve their needs, in that case, and in a manner not inconsistent with any of the terms of this Agreement, and not inconsistent, or in violation of, any of the rules shown on the Federal Register link that is a part of this Agreement, or any Blue Sky rules, the parties may enter into such separate agreement, and may, at their option, incorporate any such agreement by reference into this Agreement.


X. Termination of the Agreement

The parties agree that they may terminate this agreement at any time, by providing an electronic mail of the intent to terminate to each of the respective representatives, as follows:

For the Issuer: Tony Ramos, Issuer's Representative: tramos@urbroadband.com.

For the Finder: Tom Taylor: tom@ipmaapm.org.uk

Upon any such termination, the parties agree to the following:

	A . Fees due: any fees already under contract due to the finder will be paid to the finder;

	B . Any sales leads for which an ultimate sale is made within 30 days from the date of termination, will be honored by FLR, as if the lead were developed by the finder, and the full fee will be paid to the finder, provided, however, that the finder notify the potential investor of the separation, and also provide to FLR's representative, Mr.
	Ramos, the contact information for said potential investor. Such fees will be honored only for the potential sale that was under sales action by the finder at the time of the termination.















XI. Governing law

This Agreement shall be construed in accordance with the laws and regulations governing securities in the State of New York.

XII. Disputes and Mediation

If a dispute arises out of or relates to this contract, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures. If mediation fails, the parties agree that all actions and proceedings arising out of this Finder's Sales Cover Agreement, or any of the transactions contemplated hereby shall be brought in the United States District Court for the State of New York, and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court.


XIII. Signatures

In order to comply with the electronic signature requirement of JOBS Act/ Regulation A, the parties provide their electronic signatures below, and agree to maintain in their archives the original signature pages showing the actual signature of their representatives, or an authenticated copy thereof.

IN WITNESS HEREOF, the parties have duly affixed their signatures as proof of their acceptance of the terms and conditions of this Agreement:

For the Issuer:


	By: Tony Ramos
	By my signature here in green I certify that
	I signed this document  electronically as authorized by 15 U.S.C. 96


__________________________________________
Tony Ramos, Issuer's Representative for FLR










Date: December 1, 2016

For the Finder:
	By: Tom Taylor
	By my signature here in green I certify that
	I signed this document  electronically as authorized by 15 U.S.C. 96


___________________________________________
Tom Taylor

Date: December 5, 2016